Exhibit 99.10

PRESS RELEASE

Nigeria: TotalEnergies Launches the Ubeta Gas Development
to Supply Nigeria LNG Liquefaction Plant

Paris, June 20, 2024 – TotalEnergies, operator of OML 58 onshore license in Nigeria with a 40% interest, together with the Nigerian National Petroleum Corporation Ltd (NNPCL, 60%), have taken the Final Investment Decision (FID) for the development of the Ubeta gas field.

Located about 80 km northwest of Port Harcourt in Rivers state, the OML 58 license contains two fields currently in production, the Obagi oil field and the Ibewa gas and condensate field. OML58 gas production is processed in the Obite treatment center and supplied to both the Nigerian domestic gas market and to Nigeria LNG (NLNG) plant.

Also located in OML58, the Ubeta gas condensate field will be developed with a new 6-well cluster connected to the existing Obite facilities through a 11 km buried pipeline. Production start-up is expected in 2027, with a plateau of 300 million cubic feet per day (about 70,000 barrels of oil equivalent per day including condensates). Gas from Ubeta will be supplied to NLNG, a liquefaction plant located in Bonny Island with an on-going capacity expansion from 22 to 30 Mtpa, in which TotalEnergies holds a 15% interest.

Ubeta is a low-emission and low-cost development, leveraging on OML58 existing gas processing facilities. The carbon intensity of the project will be further reduced through a 5 MW solar plant currently under construction at the Obite site and the electrification of the drilling rig. TotalEnergies is working closely with NNPCL to enhance local content, with more than 90% of manhours which will be worked locally.

“Ubeta is the latest in a series of projects developed by TotalEnergies in Nigeria, most recently Ikike and Akpo West. I am pleased that we can launch this new gas project which has been made possible by the Government’s recent incentives for non-associated gas developments. Ubeta fits perfectly with our strategy of developing low-cost and low-emission projects, and will contribute to the Nigerian economy through higher NLNG exports”, said Mike Sangster, Senior Vice President Africa, Exploration & Production at TotalEnergies.

***

About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production with 219,000 boe/d produced in 2023. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Corporate Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).